Exhibit 7.9

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of April 24, 2009, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the beneficial ownership by each of the undersigned of common shares, par value KRW 100 per share (the “Common Shares”), and American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by Citibank, N.A., of Gmarket Inc., a company organized under the laws of the Republic of Korea (“Gmarket”), and such statement to which this Joint Filing Agreement is attached as Exhibit 7.9 is filed on behalf of each of the undersigned.

EBAY INC.

By:	/s/ Brian H. Levey
	Name:	Brian H. Levey
	Title:	Vice President, Deputy General Counsel, and Assistant Secretary

EBAY KTA (UK) LTD.

By:	/s/ Jay C. Clemens
	Name:	Jay C. Clemens
	Title:	Director